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                                                                     Schedule To

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              CLARUS CORPORATION
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

         Options to Purchase Common Stock, Par Value $.0001 Per Share,
                     Granted on or after November 1, 1999
                        (Title of Class of Securities)

                                   784638108
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                            Mr. Stephen P. Jeffery
                Chairman, Chief Executive Officer and President
                              Clarus Corporation
                       3970 Johns Creek Court, Suite 100
                            Suwanee, Georgia  30024
                                (770) 291-3900
           (Name, address and telephone number of person authorized
                            to receive notices and
                  communications on behalf of filing person)


                                   Copy to:
                         Elizabeth O. Derrick, Esquire
                     Womble Carlyle Sandridge & Rice, PLLC
                              One Atlantic Center
                          1201 West Peachtree Street
                            Atlanta, Georgia  30309
                                (404) 872-7000


                           CALCULATION OF FILING FEE


        Transaction valuation*                         Amount of filing fee

            $36,678,167                                      $7,335.63


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,180,797 shares of common stock of Clarus Corporation having an aggregate value of $36,678,167 as of April 6, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

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[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
   and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable      Filing party:  Not applicable
Form or Registration No.:  Not applicable    Date filed:  Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Item 1. Summary Term Sheet.

   The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated April 9, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

   (a) The name of the issuer is Clarus Corporation, a Delaware corporation (the "Company"). The address of its principal executive offices is 3970 Johns Creek Court, Suite 100, Suwanee, Georgia, 30024. The telephone number of its principal executive offices is (770) 291-3900. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Clarus Corporation") is incorporated herein by reference.

   (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's Amended and Restated Stock Incentive Plan (the "Incentive Plan"), the Stock Incentive Plan of Software Architects International, Limited (the "SAI Plan") and the SQL 1992 Stock Option Plan (the "SQL Plan" and, together with the Incentive Plan and the SAI Plan, the "Option Plans") to purchase shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), granted on or after November 1, 1999 (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange and Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

   (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

   (a) The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") are incorporated herein by reference.

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Item 4. Terms of the Transaction.

   (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 (Certain Tax Consequences for Non-U.S. Based Employees) and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

   (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

   (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

   (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

   (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

   (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

   (a) Not applicable.

   (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

   (a) Not applicable.

Item 10. Financial Statements.

   (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Clarus Corporation") and Section 17 ("Additional Information"), and on pages 31 through 57 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 is incorporated herein by reference.

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Item 11. Additional Information.

   (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "Legal Matters; Regulatory Approvals") is incorporated herein by reference.

   (b)  Not applicable.

Item 12. Exhibits.

(a)(1)  Offer to Exchange, dated April 9, 2001.

(a)(2)  Form of Letter of Transmittal.

(a)(3)  Form of Notice of Withdrawal

(a)(4)  Form of Letter to Eligible Option Holders.

(a)(5)  Form of Letter to Tendering Option Holders.

(a)(6) Clarus Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 21, 2001 and incorporated herein by reference.

(b)     Not applicable.

(d)(1) Amended and Restated Stock Incentive Plan of Clarus Corporation (incorporated by reference from Exhibit 10.2 of the Company's Form 10-Q filed on August 14, 2000).

(d)(2) Form of New Option Agreement pursuant to the Amended and Restated Stock Incentive Plan of Clarus Corporation.

(d)(3) Stock Incentive Plan of Software Architects International, Limited (incorporated by reference from Exhibit 2.2 of the Company's Form 8-K filed on June 13, 2000).

(d)(4) Form of New Option Agreement pursuant to the Stock Incentive Plan of Software Architects International, Limited.

(d)(5) SQL 1992 Stock Option Plan (incorporated by reference from Exhibit 10.5 to the Company's Registration on Form S-1 filed on February 23, 1998).

(g)     Not applicable.

(h)     Not applicable.

Item 13. Information Required by Schedule 13E-3.

   (a)  Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          Clarus Corporation

                                              /s/ Stephen P. Jeffery
                                          -----------------------------------
                                               Stephen P. Jeffery
                                          Chief Executive Officer, President
                                           and Chairman (Principal Executive
                                                       Officer)

Date: April 9, 2001

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                               INDEX TO EXHIBITS

Exhibit
Number    Description
-------   -----------

(a)(1)    Offer to Exchange, dated April 9, 2001.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Notice of Withdrawal.

(a)(4)    Form of Letter to Eligible Option Holders.

(a)(5)    Form of Letter to Tendering Option Holders.

(a)(6) Clarus Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on march 21, 2001 and incorporated hereby by reference.

(d)(1) Amended and Restated Stock Incentive Plan (incorporated by reference from Exhibit 10.2 of the Company's Form 10-Q filed on August 14,
          2000).

(d)(2) Form of New Option Agreement pursuant to the Amended and Restated Stock Incentive Plan.

(d)(3) Stock Incentive Plan of Software Plan of Architects International, Limited (incorporated by reference from Exhibit 2.2 of the Company's Form S-K filed on June 13, 2000).

(d)(4) Form of New Option Agreement pursuant to the Stock Incentive Plan of Software Architects International, Limited.

(d)(5)    SQL 1992 Stock Option Plan (incorporated by reference from Exhibit
          10.5 to the Company's Registration on Form S-1 filed on February 23,
          1998).

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